

**TSX, NYSE American
Symbol: TMQ**

News Release

Trilogy Metals Provides Update on Project Activities

September 7, 2021 - Vancouver, British Columbia — Trilogy Metals Inc. (**TSX/NYSE American: TMQ**) ("Trilogy" or the "Company") is pleased to provide an update on the summer field activities currently being managed by Ambler Metals LLC ("Ambler Metals"), the joint venture operating company equally owned by Trilogy and South32 Limited (ASX, LSE, JSE: S32; ADR: SOUHY) ("South32") at the Upper Kobuk Mineral Projects ("UKMP") located in Northwestern Alaska.

The exploration camp opened in May in preparation for the start-up of drilling in June at the Arctic Project. The drilling contractor deployed three diamond drill rigs in June to focus on a total of 7,600 meters of planned drilling at Arctic with most of the drilling targeting infill areas to improve the confidence of the Mineral Resources, and geotechnical and metallurgical drill holes to further de-risk the project. An additional 7,000 meters of exploration drilling was planned at targets near the Arctic deposit and elsewhere in the Ambler Mining District.

Drilling productivity at the project is behind schedule due to adverse weather conditions in the district and challenges in fully staffing the exploration program. As a result, Ambler Metals is unlikely to achieve the drill meters planned at Arctic for this field season. Notwithstanding, the lower-than-expected drilling productivity, Ambler Metals has recovered sufficient mineralized material to complete the planned metallurgical program at Arctic. Also, all the planned geotechnical drilling was completed at the Arctic Project. The Company does not expect the shortfall in the drilling program to influence the permitting and development timeline of the Arctic Project.

In consultation with joint-venture owners Trilogy and South32, Ambler Metals will keep the camp open longer than originally planned to complete as much of the regional drilling program as possible. Timing of camp closure this season will be weather dependent.

In response to the slower drilling this season, Ambler Metals has also redeployed some of the geological staff at site to focus on regional mapping and soil sampling around satellite deposits near the Arctic Project and at the Bornite Project. Information gathered during this season will assist with future exploration activities including identifying drill targets for next year's field season.

Tony Giardini, President and CEO of Trilogy, commented, "We are pleased that we are able to achieve our primary objectives which include the completion of the metallurgical drilling program at Arctic and the advancement of the pre-permitting activities for Arctic. We are now well into our regional drilling program with two drills following up on targets within the Ambler Belt and the greater Bornite area. We are looking forward to seeing the regional drilling results which should be available within the next couple of months and in commencing mine permitting once we have completed the permitting preparedness review."

Trust | Respect | Integrity

Arctic Project

Technical activities at the Arctic Project commenced in early June with initial work focused on infill drilling to further improve the confidence of the Mineral Resources from the Indicated to Measured category. In addition, metallurgical drilling was conducted at the project. Most of this drilling has consisted of large diameter PQ-size (96-mm diameter) core which allows for the extraction of large sample-sized material.

As of August 28th, 18 holes were completed comprising 4,129 meters of core. All the core has been logged and sampled with results expected to be announced later this year. Drilling is now complete at Arctic for the season.

Regional Exploration

Ambler Metals has relocated two of the drill rigs from the Arctic Project to the regional drilling program, where 2,325 meters have been drilled in six holes as of September 6th. Regional drilling is focused on near Arctic (Arctic Hub) exploration targets, with the goal of discovering nearby copper-rich satellite deposits around Arctic East and Southeast Arctic, within a 3 to 5-kilometer radius of the Arctic deposit. Drilling was completed at the Arctic East target and a second drill has been moved from Arctic to investigate other targets within the UKMP, including Snow and the Ambler Lowlands.

In additional to the regional drill program, geologists have carried out regional geological mapping within the Ambler volcanic massive sulphide ("VMS") belt. Traverses were completed along creeks within the Center of the Universe prospect, the DH prospect, and in Jackass Creek (between the DH and Cliff prospects), the Bud-Sunshine-West Dead Creek prospect cluster, Dead Creek, Pipe, and the Nora prospects.

Also, geochemical soil sampling is ongoing within the Cosmos Hills around Bornite and the Ambler VMS Belt. The goal of this program is to follow-up on previous anomalous geochemical results and to investigate geophysical anomalies that were identified during the 2019 airborne versatile time domain electromagnetic survey.

Arctic Mine Permitting

Preparation work is continuing for the filing of the Notice of Intent ("NOI"), which marks the commencement of formal federal permitting activities at the Arctic Project. The next step before the submittal of the NOI is a permit preparedness review which will be an independent third-party audit of the draft NOI. Assuming that there are no issues raised during this review, the Company anticipates the joint-venture owners approving Ambler Metals to formally submit the NOI to the United States Army Corps of Engineers ("USACE").

Given that the Arctic Project is located on state and private land, the key federal permit will be the 404 Dredge or Fill Permit that is issued by the USACE, which will be the lead agency during the federal permitting process. The permitting process will be carried out in accordance with the National Environmental Policy Act. In parallel with the federal permitting process, the State of Alaska, specifically the Alaska Department of Environmental Conservation, Alaska Department of Natural Resources and Alaska Department of Fish and Game, will be the state agencies responsible for issuing the state permits which include the Mine Operating Permit, the Air Quality Permit, the Dam Operating Permit, and the Water Discharge Permit. There will also be other permits issued by the Northwest Arctic Borough. The Company expects to file the NOI before the end of the year, and the overall permitting process to take 24 to 30 months to be completed.

COVID-19 Management

Ambler Metals has implemented a rigorous COVID management plan in which all incoming personnel are subjected to rapid COVID testing before boarding chartered aircraft to camp and prior to departing camp for home. All employees and contractors that are housed at camp complete daily health assessments. As of August 28th, there have been 244 COVID tests administered in Fairbanks with only four people having a positive COVID result. All four people were immediately quarantined in Fairbanks. Of the 426 tests administered at camp, none were positive results. Also, Ambler Metals has implemented a rigorous sanitation and safety program at camp to ensure that all employees and contractors are safe and healthy.

Ramzi Fawaz, President and CEO of Ambler Metals, commented, "I am very pleased with how we executed the summer field season in a safe and professional manner. Our COVID testing protocols are working well with no positive tests at the Bornite camp which currently accommodates approximately 70 people. I also want to reiterate that safety is our number one priority and that we are dedicated to ensuring that our employees and stakeholders safely return to their communities."

Stakeholder Engagement

Ambler Metals has commenced stakeholder engagement activities within the Northwest Arctic Borough and the Doyon Region. Senior Ambler Metals staff held public meetings in several of the Borough and Doyon communities, including Hughes, Kiana, Noorvik and Shungnak, which are the proximal villages to the UKMP and where Ambler Metals recruits many of its Indigenous employees for the summer field season.

Ambler Access Project Update

The summer field season for the Ambler Access Project is underway with cultural heritage work along the proposed 211-mile, east-west-running controlled industrial access road that would provide industrial access to the Ambler Mining District in Northwestern Alaska. The Alaska Industrial Development and Export Authority has prioritized cultural heritage work, aquatic habitat studies and geotechnical planning for this year's, and next year's field seasons to progress the feasibility engineering and permitting work for the road. On August 9th, the Governor of Alaska, Mike Dunleavy, visited the UKMP. During the visit, the Governor reiterated his strong support for the development of the Ambler Mining District and for the development of the Ambler Access Project. He also announced the formation of the Subsistence Advisory Committee Working Group which is to include Native stakeholders within the Northwest Arctic Borough and the Doyon Region who could be affected by the proposed road. This committee is being formed to develop the terms of reference for the formal Subsistence Advisory Committee that will provide guidance to AAP on subsistence and other matters for the design and operation of the road.

Trust | Respect | Integrity

Qualified Persons

Richard Gosse, P.Geo., Vice President Exploration for Trilogy, is a Qualified Person as defined by National Instrument 43-101. Mr. Gosse has reviewed the scientific and technical information in this news release and approves the disclosure contained herein.

About Trilogy Metals

Trilogy Metals Inc. is a metal exploration and development company which holds a 50 percent interest in Ambler Metals LLC which has a 100 percent interest in the UKMP in Northwestern Alaska. On December 19, 2019, South32, a globally diversified mining and metals company, exercised its option to form a 50/50 joint venture with Trilogy. The UKMP is located within the Ambler Mining District which is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper and cobalt mineralization. Exploration efforts have been focused on two deposits in the Ambler Mining District – the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within a land package that spans approximately 172,636 hectares. Ambler Metals has an agreement with NANA Regional Corporation, Inc., an Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler Mining District in cooperation with local communities. Our vision is to develop the Ambler Mining District into a premier North American copper producer.

Company Contact

Patrick Donnelly
Vice President, Corporate Communications & Development
patrick.donnelly@trilogymetals.com
604-630-3569

604-638-8088 or 1-855-638-8088
# # #


Trust | Respect | Integrity

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, statements relating to Ambler Metals' unlikelihood to achieve the drill meters planned at the Arctic Project for this field season, the Company's expectation that the shortfall in the drilling program will not influence the permitting and development timeline of the Arctic Project, Ambler Metals' plans to keep the camp open longer than originally planned and timing of the closure thereof, the information gathered during this season will assist with future exploration, activities including identifying drill targets for next year's field season, the goals of the soil sampling program within the Cosmos Hills around Bornite Ambler VMS Belt, the timing of regional drilling results, and plans and assumptions for the submittal of the NOI and the permitting process for the Arctic Project and the timing, thereof, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving impact of the COVID-19 pandemic; success of exploration activities, permitting timelines, requirements for additional capital, government regulation of mining operations, environmental risks, prices for energy inputs, labour, materials, supplies and services, uncertainties involved in the interpretation of drilling results and geological tests, unexpected cost increases and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2020 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.